

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Esteban Saldarriaga
Chief Executive Officer
Logistic Properties of the Americas
Plaza Tempo, Edificio B
Oficina B1, Piso 2
San Rafael de Escazú
San José, Costa Rica

> **Re: Logistic Properties of the Americas**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 23, 2024**
> **File No. 333-275972**

Dear Esteban Saldarriaga:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024, letter.

Amendment No. 2 to Form F-4

Questions and Answers about the Business Combination
What equity stake will current Public Shareholders,, page 14

1. Please update the cross-reference to the risk factor related to PIPE financing. Additionally, please update your disclosure throughout with respect to the PIPE financing, for example, on page 102.

Risk Factors
If we are unable to raise additional funds..., page 53

2. We note your response to prior comment 1 of our letter. Please expand the risk to

specifically address the pricing of the PIPE financing below the amount per share in the trust and the dilution in book value per share. We also note your responses to prior comments 4 and 9 of our letter dated November 15, 2023, and that you have now entered into a PIPE financing agreement. Please advise if you have entered into any other financing agreements, and, if so, please provide more detailed disclosure regarding such agreements in the prospectus and file the agreement(s) as appropriate. Additionally, please describe how the terms and price of securities issued in the current financing and any other private offerings compare to the terms and price of the securities issued in your initial public offering. Please clearly disclose any impact this and any other financings have or may have relating to the anti-dilution provisions of the class B ordinary shares.

<u>Executive Officers and Directors Compensation, page 173</u>

3. We note the revisions made in response to prior comment 3. Please confirm, if true, that individual disclosure of compensation is not required in the company's home country and is not otherwise publicly disclosed by the company. Otherwise, please revise to provide the compensation on an individual basis, as required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. In addition, please clearly identify the certain executives who will receive one-time bonuses consisting of cash and equity awards in connection with the consummation of the Business Combination and clearly disclose the amount of such bonuses.

<u>General</u>

4. We note the PIPE Financing. Please disclose the material terms of the transaction throughout the prospectus, as needed. Please clearly identify the purchaser(s) and disclose any affiliation with TWOA, its sponsor or affiliates, or LLP, its officers, directors or affiliates. Please file the signed agreement, rather than the form of the agreement. Provide clear disclosure throughout the prospectus disclosing that the PIPE is not sufficient to guarantee the company meets the minimum cash condition and comparing the amount per share in the trust to the amount per share of the PIPE financing.

 Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael L. Fitzgerald, Esq.